First Phosphate Corp.

1055 West Georgia Street
1500 Royal Centre, P.O. Box 11117
Vancouver, British Columbia, Canada V6E 4N7

  February 1, 2024

Via EDGAR United States Securities and Exchange Commission Division of Corporate Finance Office of Technology 100 F Street, N.E. Washington, D.C. 20549

Re:	First Phosphate Corp.

Request to Withdraw Registration Statement on Form 20-F

Filed December 15, 2023

(SEC File No. 000-54260)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), First Phosphate Corp. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form 20-F (SEC File No. 000-54260), together with all exhibits (the “Registration Statement”).

The Company is requesting withdrawal of the Registration Statement in order to provide sufficient time for Commission review upon the next filing of a Registration Statement. No securities were sold pursuant to the Registration Statement.

Should you have any questions or comments regarding the withdrawal, please call our legal counsel, Daniel D. Nauth of Nauth LPC at (416) 477-6031.

Thank you for your assistance in this matter.

Sincerely,

First Phosphate Corp.

/s/ John Passalacqua

John Passalacqua

Chief Executive Officer

cc:	Daniel D. Nauth, Nauth LPC